AB 3/13

13013233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

SEC FILE NUMBER
8- 68848

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MarshBerry Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4420 Sherwin Road
(No. and Street)

Willoughby	Ohio	44094
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender (646) 290-7248
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C. Bender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarshBerry Capital, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarshBerry Capital, Inc.
Statement of Financial Condition
December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MarshBerry Capital, Inc.
Statement of Financial Condition
December 31, 2012

MarshBerry Capital , Inc.
TABLE OF CONTENTS
December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MarshBerry Capital, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MarshBerry Capital, Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MarshBerry Capital, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 21, 2013

MarshBerry Capital, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	5,996,312
Accounts receivable		204,291
Prepaid expenses		12,989
Total assets	$	6,213,592
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	185,032
Due to related company		31,160
Total liabilities		216,192
Stockholder's Equity:		
Common stock, no par value, authorized -10,000 shares, issued and outstanding - 100 shares		500
Additional paid-in capital		928,015
Retained earnings		5,068,885
Total stockholder's equity		5,997,400
Total liabilities and stockholder's equity	$	6,213,592

The accompanying notes are an integral part of this financial statement.

1. Organization

MarshBerry Capital, Inc. (the "Company") was formed in February 2011 and is incorporated in the state of Ohio. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its FINRA approval for membership on July 18, 2012. The Company has agreed to limit its business to providing corporate finance consulting that may from time to time include consultation regarding mergers and acquisitions. The Company may be directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Income from consulting and financial advisory services and consultation on non-securities mergers and acquisitions transactions are recognized when the transaction has been completed and realization is reasonably assured. Any receivable for such transaction is evaluated monthly by management for collectability.

Cash and Cash Equivalents and Concentration of Credit Risks - The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

Fair Value Measurements - The Company's financial instruments consist of cash and cash equivalents. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

Income taxes - No provisions have been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and the Company's parent has made a qualified Subchapter S Subsidiary Election.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through, February 21, 2013, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company has an expense sharing agreement with its sole stockholder under which it is allocated and charged on monthly basis. The agreement includes, but is not limited to, rent, personnel expenses, utilities, office supplies, computer information service fees, bookkeeping fees and expenses, office equipment expenses, marketing and promotional materials and miscellaneous administrative expenses. At December 31, 2012 the Company owed the related company $31,160.

4. Concentration of Revenues

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

5. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 8 to 1 if the firm is in its first twelve months of FINRA membership. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital and capital requirements of $5,780,120 which was $5,753,096 in excess of its required net capital of $27,024. The Company's net capital ratio was 0.04 to 1.

6. Computation for Determination of Reserve Requirements

The Company does not receive or otherwise hold funds or securities for, owe money or securities to, securities customers and does not otherwise carry customer accounts. The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3.

7. New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2011-11 (the "Pronouncement") related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Pronouncement requires retrospective application for all comparative periods presented. Management is currently evaluating the impact that this Pronouncement may have on the Company's financial statements.